Ciments Français
Italcementi Group

Tour Ariane
92088 Paris La Défense cedex
France

Tél. : 33 (0)1 42 91 75 00
Fax : 33 (0)1 47 74 59 55
Télex Cimfran 610 823 F

RECEIVED
2004 MAY 13 A 9:58
OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-3336

04030047

Securities and Exchange
Commission
Office of International
Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549

Paris la Défense,
May 06th 2004

Re : Informations Furnished
Pursuant to Rule 12g3 - 2 (b) Exemption
Under the Securities Exchange Act of 1934

SUPPL

Please find hereby the last information given to our shareholders :

Press Information :

- 04 May 2004

PROCESSED
MAY 17 2004
THOMSON FINANCIAL

Sincelery yours.

Finance Department Manager

5/17

F. MOREAU

Personal copy : Miss Sandra FOLSON

EXEMPTION NUMBER
FILE N° 82.3336

Paris, 4 May 2004

At its meeting of April 30, 2004, held under the chairmanship of Mr Yves René Nanot, the Board of Directors of Ciments Français reviewed the Group's consolidated accounts as of March 31st, 2004.
These non-audited accounts were drawn up in accordance with the Group's accounting standards. The accounts of our subsidiary in Kazakhstan have been consolidated since January 1st, 2004.

CONSOLIDATED SALES :

Consolidated net sales for the 1st quarter of 2004 amounted **666 millions euros**, up 7.9% compared with the figure recorded in the 1st quarter of 2003. **It progressed 11.3% on a like for like basis.** The unfavourable exchange rate is 21.2 millions euros.

BREAKDOWN BY GEOGRAPHICAL AREAS

	March 31st			
In M€	**2004**	**2003**	%	% (1)
European Union	420	390	*7.6%*	*8.1%*
Including France	*301*	*268*	*12.4%*	*11.1%*
North America	84	86	*-2.2%*	*13.8%*
Asia (2)	56	47	*19.5%*	*23.5%*
Other countries	106	94	*12.5%*	*16.2%*
TOTAL	**666**	**617**	***7.9%***	***11.3%***

(1) On a like for like basis
(2) Thailand, India and Kazakhstan

BREAKDOWN BY ACTIVITY

	March 31st			
In M€	**2004**	**2003**	%	% (1)
Cement and Clinker	415	391	*6.0%*	*10.6%*
Aggregates / Ready-Mixed Concrete	234	208	*12.6%*	*14.1%*
Others	17	18	*-6.7%*	*-3.9%*
TOTAL	**666**	**617**	***7.9%***	***11.3%***

(1) On a like for like basis

CONSOLIDATED STATEMENT OF INCOME :

In M€	March 31st 2004	March 31st 2003	%
Net sales	666	617	*7.9%*
Operating income	82	62	*33.6%*
Net income (Group share)	22	-4	*NS*

Business during the first quarter benefited from good weather conditions and in 2004 progressed on all the Group's geographical areas and business lines.

In developed countries, France and the United States experienced strong growth in activity. All emerging countries showed very positive development.

The growth of business and the generally favourable evolution of prices made it possible to mark up a sharp improvement in operating income (+33.6%) despite the increase in the price of fuel and of maintenance.

Net income (Group share) also benefited from a reduction of financial costs and from improvement in the contribution of companies consolidated by the equity method.

OUTLOOK :

Given the importance of the weather conditions for business during the first quarter, the very positive results of this quarter cannot be extrapolated for the entire financial year. Even so, this good level of performance lends support to the objective of maintaining a level of results for the financial year which is comparable to that of 2003, before extraordinary items.

Visit our web sites:

Ciments Français : http://www.cimfra.com
Italcementi : http://www.italcementigroup.com

Ciments Français
Tour Ariane
92088 Paris la Défense cedex
Tel : +33(0)1 42 91 75 00
Fax: +33(0)1 42 91 77 20

CIMENTS FRANÇAIS GROUP
CONSOLIDATED STATEMENT OF INCOME
AS OF MARCH 31st

In M€	**2004 1st quarter**	2003 1st quarter
Net sales	**665.5**	**616.9**
Gross operating income	**135.8** *20.4%*	**116.0** *18.8%*
Operating income	**82.4** *12.4%*	**61.7** *10.0%*
Net interest expense	-19.1	-25.3
Other income and expense	-	-2.5
Income before taxes and minority interests	**63.2** *9.5%*	**33.9** *5.5%*
Income taxes	-23.6	-15.7
Equity in net income of affiliates	2.4	-2.7
Amortization and depreciation of goodwill and other intangibles	-11.5	-12.3
Net income before minority interests	**30.6** *4.6%*	**3.3** *0.5%*
Minority interests	-9.0	-6.9
Consolidated net income (Group share)	**21.6** 3.2%	**-3.7** *-0.6%*

CIMENTS FRANÇAIS GROUP
SIMPLIFIED BALANCE SHEET AS OF MARCH 31st

In M€	**March 31st 2004**	December 31st 2003
Fixed assets	3,809.4	3,777.3
Inventory	323.0	302.7
Cash and cash equivalent	918.6	828.9
TOTAL ASSETS	**5,051.0**	**4,908.9**

	March 31st 2004	December 31st 2003
Stockholder's equity and minority interests	2,064.4	1,995.6
Perpetual floating rate notes	324.6	324.6
Other liabilities	518.1	498.1
Financial debt	1,432.7	1,424.6
Other creditors	711.2	666.0
TOTAL LIABILITIES	**5,051.0**	**4,908.9**